June 10, 2015

Dear Shareholders and members of the Greenbelt Community,

In continuing our commitment to inform you of significant activity occurring at Greenbelt Resources, I thought the timing was ideal for a direct communication.

During the past few years we have focused on proving our technology, on maintaining a high level of customer satisfaction and on building our business by assembling a strong team. Now, while we continue to cultivate our relationships with our customers, we are also ready to more fully embrace the capital markets to expand our investor base. Before I elaborate on what I mean, let me discuss where we are today.

A Solid Foundation - “A History of Winning”

We sold our first system to the University of Florida, delivered to and accepted by them in two parts in 2012 and 2013, respectively. We invested a portion of our net proceeds into our own plant in Paso Robles, California. We then sold our second system to a group of farmers in Australia. The primary modules for that system were delivered in late 2014. System commissioning awaits customer completion of their onsite tank and pipe work, expected later this year. These two sales represented nearly $2.5MM in net revenue.

During the construction of the second system we hired a seasoned CFO with significant experience with small entrepreneurial companies in the public markets.

Finally, among other professional accolades, we were awarded “Best Biofuels and BioChemical Solution” by the New Economy Magazine, an internationally respected publication distributed at Davos during the World Economic Forum.

Strategic Advances

In the past year, we also accomplished two other strategically important sales. In January we announced that we are the official manufacturing partner of EcoPAS, LLC for their innovative pollution control device that passively captures and condenses ethanol vapor. We recently completed the first PAS unit ordered and have since received a second purchase order expanding our scope of work. We also announced and commenced the launch of an innovative Feedstock Testing Service and began the first stages of work for the initial client. As a result we continue to explore a breadth of new opportunities with members of academia, government agencies and other companies. Both of these initiatives are expected to contribute to exponential growth over the next three years.

We have increased our political visibility and industry presence. This January, I met with U.S. Secretary of Agriculture Tom Vilsack. We discussed the future evolution of the biofuel industry and the expanding national focus on food waste in America. Moreover, on behalf of Greenbelt, our team and partners have developed relationships with various divisions of the USDA (some of who have visited our facilities), Air Pollution Control Districts (APCD), Air Quality Management Districts (AQMD), municipal Departments of Waste Management and municipal Environmental Sustainability Departments throughout the country.

This spring I renewed my role as Chairperson of Green LAVA - the cleantech focused special interest group of the Los Angeles Venture Association. In this capacity, I’m often invited to host and moderate panel and speaking engagements. This role has resulted in the cultivation of strong relationships with the Los Angeles Metropolitan Water District, the Los Angeles Mayor’s office, LA’s Cleantech Incubator (LACI), PortTech LA, members of the city council, a number of consulate generals, the international CleanTech Open and other cleantech related organizations.

By the end of 2015, I believe addressing the issue of food waste will be a rapidly growing market for both single and aggregated municipal sources. Our multiple political and industry touch points have led to my belief in this emerging market, and the Greenbelt team is already making entry into this arena.

A Few Food-Waste Facts

Global estimates calculate that more than 30 percent of all food produced ends up as waste. Today in America we generate more than two pounds per person per day of food waste. Some reports suggest that even with efforts to reduce the total amount of food wasted, remaining wastes from select food industry processes could still be converted into enough biofuel to replace the production of corn grown ethanol from the three “I” states: Illinois, Indiana and Iowa.

Foreshadowing what is to come, three other states, Vermont, Connecticut and Massachusetts have already banned all commercially generated food waste from landfills. In those states it must be segregated and sent either for compost or put into anaerobic digesters (ADs). While both options are better than the landfill, neither takes full advantage of the waste as an economic resource. Composting still incurs tipping fees and, given limited demand for compost, it’s effectively “clean landfilling”. ADs produce low value end products: electricity via methane. The economic viability of ADs would be greatly enhanced if a Greenbelt system is utilized to first convert the sugars and starches into ethanol that has a higher economic value due to its portability, storability and utility in multiple industries as fuel, solvent and sanitizer.

The Road Ahead - Embracing the Market

Our technology enables economically viable, local conversion of both single stream and blended food waste into various forms of energy and other salable products such as fertilizer, animal feed, electricity and distilled water. The uniqueness of Greenbelt technology is that our specific focus on “economically viable” and “local” gives us a competitive advantage to how we address the problems we solve. Our technology is ready to be deployed as soon as project funding goals are met.

Regulation A Offering

On May 14, 2015, we filed with the Securities and Exchange Commission an offering statement under Regulation A relating to an offering of our common stock by us and certain selling stockholders. Once qualified by the SEC and the relevant state regulators, our shares will be offered to investors in certain states by the executive team and by the selling stockholders in lieu of the services of an underwriter. A share purchase is not limited to accredited investors but will be subject to a minimum purchase amount. Importantly, the shares offered for sale, at a yet to be determined fixed price, will be freely trading shares.

We plan to use a substantial portion of the proceeds of this offering to build a larger commercial facility located in Paso Robles. The facility is primarily intended for our own use expanding our existing capability to take further advantage of locally available feedstocks. However, since our technology is modular, we can also easily sell or lease this system once completed, to a customer requiring rapid delivery. The remaining portion of proceeds will be directed at a strategically targeted expansion of marketing and sales efforts and for working capital requirements.

If you are interested in learning more, please contact us via ir@greenbeltresources.com.

Best regards,

Darren Eng

President and Chief Executive Officer

As an interested member of our shareholder community, you are receiving this letter from the CEO recently posted on the internet. For current and accurate information please rely only on information provided at OTCMarkets.com.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.

A Preliminary Offering Circular can be viewed and downloaded from our website at www.greenbeltresources.com/reg-a/, and is incorporated herein by reference. Information contained in the Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. The Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Forward-Looking Statements

Some statements in this letter may be “forward-looking statements.” In some cases forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements include risks and uncertainties, and there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors, risks and uncertainties are discussed in the Company’s filings with the OTC Markets Group. The Company is not responsible for updating the information contained in this press release beyond the published date, or for changes made to this document by wire services or Internet services.